

Mail Stop 4631

November 1, 2016

<u>Via US Mail</u>
Mr. Daniel de Liege
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
400 N. Congress Avenue, Suite 130
West Palm Beach, FL 33401

   Re: Alliance BioEnergy Plus, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed April 13, 2016
      Form 10-Q for the Quarter Ended March 31, 2016
      Filed May 13, 2016
      File No. 0-54942

Dear Mr. Liege:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 9A – Controls and Procedures, Page F-23

1. Please amend your Form 10-K to provide management's conclusion as to whether disclosure controls and procedures were effective as of December 31, 2015. In addition, please also identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

Form 10-Q for the Quarter Ended March 31, 2016

Item 4 – Controls and Procedures, Page 22

2.   Please explain to us how you concluded that your disclosure controls and procedures were effective as of March 31, 2016 and June 30, 2016 considering that your internal controls over financial reporting was not effective as of these dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction